February 7, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Adam F. Turk, Attorney-Advisor

Re:	Apartment Investment and Management Company
AIMCO Properties, L.P.
Rule 477 Application for Withdrawal of Registration Statement on Form S-4
Originally filed July 28, 2011
File No.: 333-175851

Ladies and Gentlemen:

Apartment Investment and Management Company, a Maryland corporation, and AIMCO Properties, L.P., a Delaware limited partnership (together, the “Registrant”), hereby respectfully apply pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), for consent to withdraw their Registration Statement (File No. 333-175851) on Form S-4, including all amendments and exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue the merger transaction pursuant to which the securities of the Registrant were to be offered under the Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2011, and was amended on November 15, 2011. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

Securities and Exchange Commission

February 7, 2012

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Jonathan L. Friedman of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Registrant, via fax at (213) 621-5396 and via mail at Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071.

If you have any questions regarding the foregoing application for withdrawal, please contact Mr. Friedman at (213) 687-5396.

Sincerely,

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

cc:	Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Mr. Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP